Radian Group Inc.
1601 Market Street	November 27, 2013
Philadelphia, Pennsylvania 19103-2337 800.523.1988	SUBMITTED VIA EDGAR
215.231.1000	Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Re: Radian Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 22, 2013
Form 10-Q for the Quarterly Period Ended September 30, 2013
Filed November 12, 2013
File Number: 001-11356
Dear Mr. Rosenberg:

We are in the process of carefully considering and preparing our response to the comments included in your letter dated November 22, 2013. We currently expect to submit our response to the comments included in your letter on or before December 23, 2013.

If you have any questions or concerns about the proposed timing of our response, please do not hesitate to call me at (215) 231-1444.
Sincerely,
/s/ C. Robert Quint
C. Robert Quint
Chief Financial Officer